Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Canadian National Railway Company:

We consent to the incorporation by reference in the registration statement (Nos. 333-71270, 333-53420, 333-53422, 333-59337) on Form S-8 of Canadian National Railway Company of our report dated June 11, 2004, relating to the statements of net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Canadian National Railway Company Management Savings Plan for U.S. Operations.

(signed)

KPMG LLP

Chicago, Illinois
June 28, 2004